UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F
(Amendment No.1)

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A
CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number: 333-107620

SR TELECOM INC.
(Exact name of registrant as specified in its charter)

8150 Trans-Canada Highway St. Laurent QC H4S 1M5 Phone: Tel. No.: (514) 335-2429
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to indicated the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)
Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

General

The purpose of this Amendment No. 1 to Form 15F is to amend and restate in full the Form 15F that was previously filed by SR Telecom Inc. on November 7, 2007.

Part I

Item 1.  Exchange Act Reporting History

A. SR Telecom Inc. (the ”Company” or "SR Telecom") first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on August 7, 2003 when its registration statement on Form F-4 was declared effective by the U.S. Securities and Exchange Commission (the “SEC” or “Commission”). SR Telecom’s common shares, no par value (the “common shares”), were listed on the Nasdaq National Market (“Nasdaq”) on September 3, 2003.

B. SR Telecom has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form, and it has filed at least one annual report under section 13(a).

Item 2.  Recent United States Market Activity

SR Telecom’s securities were last sold in the United States in a registered offering under the United States Securities Act of 1933, as amended (the "Securities Act") in 2003 pursuant to a registration statement on Form F−4, filed on August 1, 2003.

Item 3.  Foreign Listing and Primary Trading Market

A. The primary trading market for SR Telecom’s common shares is the Toronto Stock Exchange (the “TSX”), which is located in Toronto, Ontario in Canada.

B. SR Telecom’s common shares were initially listed on the TSX on June 12, 1986.  SR Telecom has maintained a listing of its common shares on the TSX for at least the 12 months preceding the filing of this Form.

C. During the 12−month period beginning on November 1, 2006 and ending on October 31, 2007, the average daily trading volume ("ADTV") of SR Telecom 's common shares in on−exchange transactions in Canada represented 97.26% of the ADTV of SR Telecom 's common shares on a worldwide basis.

Item 4.  Comparative Trading Volume Data

A. The first and last days of the recent 12−month period used to meet the requirements of Rule 12h−6(a)(4)(i) are November 1, 2006 and October 31, 2007, respectively (the “Recent 12-Month Period”).

B. During the Recent 12-Month Period, the ADTV of SR Telecom’s common shares in the United States was 42,360 (including on−exchange as well as off−exchange transactions effected in the United States) and on a worldwide basis was 1,548,422 (including on−exchange as well as off−exchange transactions effected in the United States and on−exchange transactions effected in Canada).

C. During the Recent 12-Month Period, the ADTV of SR Telecom’s common shares in the United States was 2.74% of the ADTV of SR Telecom’s common shares on a worldwide basis during the same period.

D. On November 30, 2005, the Company received notice from the Nasdaq Listings Qualifications Panel that its common shares would be delisted from Nasdaq, and such delisting became effective as of the opening of business on December 2, 2005. For the preceding 12-month period beginning on December 1, 2004 and ending on November 30, 2005, the ADTV of SR Telecom’s common shares in the United States was 49.41% of the ADTV of SR Telecom’s common shares on a worldwide basis during the same period.

E. The Company has not terminated a sponsored American depositary receipt facility regarding its common shares.

F. The source of the trading volume information used for determining that SR Telecom meets the requirements of Rule 12h−6 under the Exchange Act was Bloomberg. Bloomberg data for trading volumes in the United States includes data relating to both on−exchange and off-exchange trading in the United States. Bloomberg data for trading volumes outside of the United States includes data relating to trading on the TSX, but does not include off-exchange trading. Accordingly, all United States ADTV figures include both on−exchange and off-exchange trading, while the TSX ADTV figures include only on−exchange trading.

Item 5.  Alternative Record Holder Information

Not applicable.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

A. On November 6, 2007, the Company published the notice, required by Rule 12h−6(h), disclosing its intent to terminate its duty to file reports under section 13(a) or 15(d) of the Exchange Act or both.

B.  SR Telecom published the notice referred to in Item 7.A by means of a news release in the United States issued through CCN Matthews Marketwire. In addition, this news release was posted on SR Telecom’s website (www.srtelecom.com) and SR Telecom submitted a copy of the news release to the SEC under cover of Form 6-K on November 7, 2007.

Item 8.  Prior Form 15 Filers

Not applicable.

Part II

Item 9.  Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3−2(b)(1)(iii) on its website at www.srtelecom.com.

Part III

Item 10.  Exhibits

Not applicable

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, SR Telecom Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, SR Telecom Inc. certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

SR Telecom Inc.

Date: November 9, 2007	By:	/s/Marc Girard
Name: Marc Girard
Title: Senior Vice President Finance and Chief Financial Officer